

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 2, 2014

<u>Via E-mail</u>
Mr. Robert T. Micchelli
Chief Financial Officer
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, Illinois  60173

    **RE:    Global Brass and Copper Holdings, Inc.**
            **Form 10-K for the Year Ended December 31, 2013**
            **Filed March 19, 2014**
            **File No. 1-35938**

Dear Mr. Micchelli:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief